FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software Strengthens Global Presence with a New Acquisition

PRESS RELEASE

Magic Software Strengthens Global Presence with a New Acquisition

The company signed a purchase agreement with its South African distributor

Or Yehuda, Israel, December 13, 2010 -- Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of cloud and on-premise application platform and business integration solutions, announced today that it signed a purchase agreement to acquire its South African distributor, Magix Integration (Pty) Ltd.

Magic Software is expanding its global presence in South Africa with the acquisition of Magix Integration’s operations relating to Magic Software products. Magic Software will now control 51% of Magix Integration with an option to increase its holdings to 75%; for a total investment of up to $2.5 million to be paid over the next year.

Magix Integration specializes in the software integration and application development of Magic Software platforms as well as the support of large-scale and complex systems in the public and financial sectors in South Africa. Magix Integration has a broad base of blue chip customers across the public sector in South Africa including the Department of Correctional Services, Department of Energy, and Financial Services Board, as well as the private sector with customers such as Discovery, Soviet, and PG Glass.

Commenting on the acquisition, Guy Bernstein, acting Chief Executive Officer of Magic Software, said, “I am very pleased with the new acquisition, which expands our global operations to include South Africa, adding to our 13 existing offices worldwide. We expect this addition to positively contribute to our growth plans and further strengthen our presence in this region.”

”We are proud to be part of Magic Software Enterprises, a global technology company.    This will allow us to provide added value to our customers and partners through the exciting technology enhancements Magic Software is bringing to the market,” said Hedley Hurwitz, Managing Director of Magix Integration.

About Magix Integration

Magix Integration specializes in Software Integration and Application Development. Magix Integration is able to provide solutions to complex and large-scale software requirements through a combination of software tools and disciplines. Magic Integration strives to listen to client needs, provide value at every step of the engagement process, and solve problems with innovation and simplicity.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform solutions – including full client, rich internet applications (RIA), mobile and software-as-a-service (SaaS) modes – and business and process integration solutions. Magic Software Enterprises has 13 offices worldwide and a presence in more than 50 countries with a global network of ISVs, system integrators, value-added distributors and resellers, as well as consulting and OEM partners. The company’s award-winning, code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software and its products and services, visit www.magicsoftware.com, and for more information about Magic Software industry-related news, business issues and trends, read the Magic Software Blog.

# # #

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd.

Press contacts:

USA

International

Cathy Caldeira

Tania Amar

MetisCommunications

Magic Software Enterprises

Tel: +1 617 236 0500

Tel. +972 3 538 9292
Email: magicsoftware@metiscomm.com

Email:tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2010	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Strengthens Global Presence with a New Acquisition

Exhibit 10.1